UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Rumble Inc.
(Name of Issuer)

Class A Common Stock, Par Value $0.0001 Per Share
 (Title of Class of Securities)

78137L105

(CUSIP Number)

September 16, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78137L105	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Daniel John Bongino (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,885,353(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,885,353(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,885,353(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%(3)
12	TYPE OF REPORTING PERSON IN

(1)	The record holder is Bongino Inc. By virtue of Daniel John Bongino’s 100% ownership of Bongino Inc., he may be deemed to beneficially own the shares.

(2)	Includes 5,234,653 shares of Class A Common Stock (as defined below) that have been placed in escrow pursuant to the terms of the Business Combination Agreement, dated December 1, 2021 (the “Business Combination Agreement”), by and between CF Acquisition Corp. VI (n/k/a Rumble Inc.) and Rumble Inc. (n/k/a Rumble Canada Inc.), and are subject to vesting conditions and forfeiture pursuant to the terms of the Business Combination Agreement.

(3)	Percentage based on 280,229,977 shares of Class A Common Stock issued and outstanding (inclusive of all shares of Class A Common Stock issuable upon exchange of the ExchangeCo Shares (as defined below) and which also includes shares of Class A Common Stock and ExchangeCo Shares placed in escrow pursuant to the terms of the Business Combination Agreement) as of September 16, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on September 22, 2022. For purposes of the foregoing calculation, the issued and outstanding Class A Common Stock also includes 1,100,000 shares of Class A Common Stock issuable upon vesting of restricted stock units granted to Christopher Pavlovski. “ExchangeCo Shares” means exchangeable shares in 1000045728 Ontario Inc., a corporation formed under the laws of the Province of Ontario, Canada, and an indirect, wholly owned subsidiary of the Issuer.

CUSIP No. 78137L105	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Bongino Inc.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,885,353(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,885,353(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,885,353(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%(3)
12	TYPE OF REPORTING PERSON CO

(1)	The record holder is Bongino Inc. By virtue of Daniel John Bongino’s 100% ownership of Bongino Inc., he may be deemed to beneficially own the shares.

(2)	Includes 5,234,653 shares of Class A Common Stock that have been placed in escrow, and are subject to vesting conditions and forfeiture, pursuant to the terms of the Business Combination Agreement.

(3)	Percentage based on 280,229,977 shares of Class A Common Stock issued and outstanding (inclusive of all shares of Class A Common Stock issuable upon exchange of the ExchangeCo Shares and which also includes shares of Class A Common Stock and ExchangeCo Shares placed in escrow pursuant to the terms of the Business Combination Agreement) as of September 16, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on September 22, 2022. For purposes of the foregoing calculation, the issued and outstanding Class A Common Stock also includes 1,100,000 shares of Class A Common Stock issuable upon vesting of restricted stock units granted to Christopher Pavlovski.

CUSIP No. 78137L105	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer:

Rumble Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

444 Gulf of Mexico Drive

Longboat Key, FL 34228

Item 2.

(a)	Name of Person Filing Bongino Inc. and Daniel John Bongino

(b)	Address of Principal Business Office or, if none, Residence

2239 SW MANELE PLACE

PALM CITY, FL 34990

(c)	Citizenship United States

(d)	Title of Class of Securities Class A Common Stock, Par Value $0.0001 Per Share (the “Class A Common Stock”)

(e)	CUSIP Number 78137L105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

CUSIP No. 78137L105	13G	Page 5 of 6 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned: 15,885,353 shares consisting of shares of Class A Common Stock held of record by Bongino Inc, but may be beneficially owned by Daniel John Bongino.

(b)	Percent of class: 5.7% (based on 280,229,977 issued and outstanding shares of Class A Common Stock as determined and described in note 3 above).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 15,885,353

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 15,885,353

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 78137L105	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2022

Bongino Inc.

By:	/s/ Daniel John Bongino
	Name:	Daniel John Bongino
	Title:	President

/s/ Daniel John Bongino
Name: Daniel John Bongino